Exhibit 12

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES

HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)

	For the Years Ended December 31,
	2014	2013	2012	2011	2010
Income (loss) from continuing operations before taxes	$1,997	$1,631	$1,568	$503	$1,135
Sub-total of fixed charges	270	279	282	308	307
Sub-total of adjusted income (loss)	2,267	1,910	1,850	811	1,442
Interest on annuities and financial products	2,508	2,486	2,478	2,488	2,499
Adjusted income (loss) base	$4,775	$4,396	$4,328	$3,299	$3,941
Fixed Charges
Interest and debt expense (1)	$267	$265	$268	$286	$286
Interest expense (income) related to uncertain tax positions	(11)	2	1	9	7
Portion of rent expense representing interest	14	12	13	13	14
Sub-total of fixed charges excluding interest on
annuities and financial products	270	279	282	308	307
Interest on annuities and financial products	2,508	2,486	2,478	2,488	2,499
Total fixed charges	$2,778	$2,765	$2,760	$2,796	$2,806

Ratio of sub-total of adjusted income (loss) to sub-total
of fixed charges excluding interest on annuities and
financial products	8.40	6.85	6.56	2.63	4.70
Ratio of adjusted income (loss) base to total fixed
charges	1.72	1.59	1.57	1.18	1.40

(1)	Interest and debt expense excludes a $5 million loss, $8 million loss and $5 million loss related to the early retirement of debt in 2012, 2011 and 2010, respectively.